FOR IMMEDIATE RELEASE
April 29, 2011
LJ INTERNATIONAL NAMES RENOWNED DESIGNER OMAR TORRES
AS CREATIVE DIRECTOR OF ITS ENZO BRAND
HONG KONG, April 29, 2011 – LJ International Inc. (LJI) (NASDAQ: JADE) today announced that Omar Torres, famed for his work with jewelers such as Bulgari, Movado and Van Cleef & Arpels, and for jewelry created under his own “Omar Torres” label, has joined LJI’s ENZO retail division as its Creative Director.
In this new role, Torres will supervise ENZO’s design team and launch his own luxury jewelry collection in ENZO stores. Torres’ involvement with LJI’s ENZO markets the renewal of a relationship with LJI that began seven years ago, when he was Creative Director for the Lorenzo jewelry line, designed manufactured and distributed by LJI to retailers worldwide.
“We are extremely pleased to be working again with Omar Torres at this exciting time for our ENZO division,” said LJI Chairman and CEO, Yu Chuan Yih. “Omar’s globally recognized design expertise is sure to enhance ENZO’s already strong lines of jewelry aimed at upwardly mobile Chinese consumers. He has an unfailing instinct for elegance in the European tradition, and his enormous talent fits perfectly with ENZO’s strategy, which is to capture the market for Western-style jewelry with the design standards of the highest-end luxury brands at a more accessible price.”
The career of the Torres has been marked by key design roles at some of the most prestigious jewelers of the 20th and 21st centuries. Torres started his jewelry career as an apprentice to Tiffany’s then-master designer, Jean Bellevier, and then served as a senior designer at Van Cleef & Arpels. He next became Chief Designer at Bulgari, working with Nicola and Paolo Bulgari to create some of the jeweler’s classic designs, and later was Design Director for the Movado Group. In 1996 he founded Omar Torres Inc., signing up Bergdorf Goodman as its first customer. Since 2004 he has designed and consulted with clients including LJI and the London firm, Garrard, known for its pieces worn by British royalty and displayed in the Tower of London.
About LJ International
LJ International Inc. is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts

Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com
rcooper@cgc-us.com